EXHIBIT 21

SUBSIDIARIES OF DELIA*S, INC. AS OF JANUARY 28, 2012

1.	Alloy Merchandise, LLC
2.	dELiA*s Assets Corp.
3.	DACCS, Inc.
4.	OnTap.com, Inc.
5.	dELiA*s Group Inc.
6.	dELiA*s Brand LLC
7.	dELiA*s Operating Company
8.	AMG Direct, LLC
9.	dELiA*s Distribution Company, Inc.
10.	dELiA*s Retail Company
11.	dELiA*s Foreign Sales Corp.